UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Press Release

1

Gestão, Elaboração e
Divulgação de Relatórios
de Análise Econômica
Financeira e Demonstrações
Contábeis Consolidadas
da Organização Bradesco

ISO 9001

Press Release

Highlights

The main figures obtained by Bradesco in the first half of 2011 are presented below:

1.   Adjusted Net Income(1) in the first half of 2011 was R$5.563 billion (an increase of 20.9% compared to R$4.602 billion in the same period of 2010), corresponding to earnings per share of R$2.82 in the last 12 months and Return on Average Shareholders’ Equity (2) of 23.2%.

2.   Adjusted Net Income was composed of R$4.002 billion arising from financial activities, which represented 71.9% of the total, and R$1.561 billion from insurance, private pension plans and savings bond operations, which accounted for 28.1% of the total.

3.   On June 30, 2011, Bradesco’s market capitalization stood at R$111.770 billion(3), while the value of preferred shares rose by 28.3%(4) in the last 12 months, against a 2.4% appreciation of the Ibovespa index.

4.   Total Assets stood at R$689.307 billion in June 2011, an increase of 23.5% from the balance in the same period in 2010. Return on Average Assets was 1.7%.

5.   The Expanded Loan Portfolio(5) stood at R$319.802 billion in June 2011, up 23.1% from the same period in 2010. Operations with individuals totaled R$102.915 billion (up 14.6%), while operations with companies totaled R$216.887 billion (up 27.6%).

6.   Total Assets under Management stood at R$933.960 billion, an increase of 21.6% from June 2010.

7.   Shareholders’ Equity stood at R$52.843 billion in June 2011, up by 19.3% on the balance of June 2010. The Capital Adequacy Ratio stood at 14.7% in June 2011, 12.9% of which under Tier I Capital.

8.   In the first half of 2011, Interest on Shareholders’ Equity and Dividends were paid and provisioned to shareholders in the amount of R$1,876 million, of which R$940 million as monthly and interim dividends paid and R$936 million provisioned.

9.   The Financial Margin reached R$18.833 billion, up 19.7% in comparison with the first half of 2010.

10. The Delinquency Ratio over 90 days stood at 3.7%, down 0.3 p.p. from June 2010.

11. The Efficiency Ratio(6) stood at 42.7% (42.0% in June 2010) and in the concept of “adjusted-to-risk” ratio stood at 52.2% in June 2011 (54.6% in June 2010).

12. Insurance Written Premiums, Pension Plan Contributions and Savings Bond Income totaled R$17.511 billion in the first half of 2011, up by 22.0% over the same period in 2010. Technical provisions stood at R$93.938 billion, equal to 30.2% of the Brazilian insurance market (reference date: May/11).

13. Investments in infrastructure, information technology and telecommunications amounted to R$1.740 billion in the first half of 2011, for growth of 1.9% when compared to the same period in the previous year.

14. Taxes and contributions, including social security, paid or provisioned, amounted to R$11.028 billion, of which R$3.992 billion referring to taxes withheld and collected from third parties and R$7.036 billion based on the activities of Bradesco Organization, equivalent  to 126.5% of Adjusted Net Income(1).

15. Banco Bradesco has an extensive customer service network in Brazil, comprising 6,648 service points (3,676 branches, 1,313 PABs -Banking Service Branches and 1,659 PAAs Advanced Service Branches). Customers can also use 1,587 PAEs (ATMs in companies), 29,263 Bradesco Expresso service points, 6,227 Postal Bank branches, 32,714 own ATMs in the Bradesco Dia&Noite  network and 12,389 ATMs shared with other banks(7).

(1) According to non-recurring events described on page 08 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity; (3) R$121.167 billion considering the closing price of preferred shares (most traded share); (4) Includes  reinvestment of dividends/interest on shareholders’ equity; (5) Includes sureties and guarantees, letters of credit, advances of credit card receivable, co-obligation in loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligation in rural loan assignment, and operations with Credit Risk – Commercial Portfolio, which includes debentures and promissory notes;  (6) Accumulated over 12 months; and (7) Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander.

4	Report on Economic and Financial Analysis – June 2011

Press Release

Highlights

16.Employee payroll, plus charges and benefits, totaled R$4.233 billion. Social benefits provided to the 98,317 employees of the Bradesco Organization and their dependents amounted to R$1.006 billion, while investments in training and development programs totaled R$58.048 million.

17. On May 20, 2011, Bradesco acquired the shareholding control of Banco do Estado do Rio de Janeiro S.A. (BERJ). The operation guarantees Bradesco the right to provide services to the state of Rio de Janeiro relating to the payment of 440 thousand state servants, as well as the payment to suppliers and of state taxes, among other services.

18. On June 20, 2011, Moody´s Investors Service upgraded Bradesco’s foreign currency ratings: the long-term deposit rating went from ‘Baa3’ to ‘Baa2’ and the short-term deposit rating from ‘Prime-3’ to ‘Prime-2’. The long-term senior debt rating was also upgraded from ‘Baa2’ to ‘Baa1’.

19.Main Awards and Acknowledgments in the second quarter of 2011:

•       Brazil’s major private group in the world’s leading companies ranking (Forbes magazine);

•       The best Publicly-Held Company in 2010 elected by the Association of Analysts and Capital Market Professionals (Apimec);

•       Brazil’s most solid bank and the world’s 8th  strongest bank (Bloomberg News);

•       The best institutional investment fund manager (Investidor Institucional magazine);

•       1st place among the “10 Major Groups in Revenue” ranking, in the category “Financial Institution” of the 2011 edition of Exame magazine’s Melhores e Maiores(The Best and the Major Companies);

•       Bradesco and Bradesco Asset Management (BRAM) ranked 1st and 2nd, respectively, in the AE Projeções ranking, in the category “Basic Top 10” (AE/Broadcast);

•       Best Company in Customer Service in 2010 (Exame magazine with the Ibero-Brazilian Institute of Customer Relations (IBRC)); and

•       The best company, among financial institutions, to start a career in (Você S/A magazine in partnership with Fundação Instituto de Administração (FIA) and Cia. de Talentos).

20. With regards to sustainability, Bradesco divides its actions into three pillars: (i) Sustainable Finances, with a focus on banking inclusion, social and environmental variables for loan approvals and the offering of social and environmental products; (ii) Responsible Management, focused on valuing professionals, improving the workplace and adopting eco-efficient practices; and (iii) Social and Environmental Investments, focused on education, the environment, culture and sports. The highlight in this area is Fundação Bradesco, which has been developing an extensive social and educational program that operates 40 schools throughout Brazil. In 2011, a forecasted budget of R$307.994 million will help serve more than 526 thousand people, 111 thousand of which through its own schools, in Basic Education, from Kindergarten to High School and Vocational Training - High School Level; Education for Youth and Adults; and Preliminary and Continued Education. In the Virtual School (Fundação Bradesco’s e-learning portal), at the CIDs (Digital Inclusion Centers) and through other programs, like Educa+Ação, over 415 thousand people will be served. The more than 50 thousand Basic Education students receive uniforms, school supplies, meals and medical and dental assistance free of charge. For 54 years, Fundação Bradesco has provided more than 2 million students with quality formal education free of charge, who, together with participants in in-class and distance courses, bring the number of participants to over 4 million people.

Bradesco	5

Press Release

Main Information

	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	Variation %
									2Q11 x 1Q11	2Q11 x 2Q10
Statement of Income for the Period - R$ million
Book Net Income	2,785	2,702	2,987	2,527	2,405	2,103	2,181	1,811	3.1	15.8
Adjusted Net Income	2,825	2,738	2,684	2,518	2,455	2,147	1,839	1,795	3.2	15.1
Total Financial Margin	9,471	9,362	9,018	8,302	8,047	7,689	7,492	7,587	1.2	17.7
Gross Loan Financial Margin	6,548	6,180	6,143	5,833	5,757	5,630	5,373	5,150	6.0	13.7
Net Loan Financial Margin	4,111	3,820	3,848	3,774	3,596	3,442	2,678	2,242	7.6	14.3
Expenses with Allowance for Loan Losses	(2,437)	(2,360)	(2,295)	(2,059)	(2,161)	(2,188)	(2,695)	(2,908)	3.3	12.8
Fee and Commission Income	3,751	3,510	3,568	3,427	3,253	3,124	3,125	2,857	6.9	15.3
Administrative and Personnel Expenses	(5,784)	(5,576)	(5,790)	(5,301)	(4,976)	(4,767)	(4,827)	(4,485)	3.7	16.2
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds	9,661	7,850	9,022	7,697	7,163	7,196	8,040	6,685	23.1	34.9
Balance Sheet - R$ million
Total Assets	689,307	675,387	637,485	611,903	558,100	532,626	506,223	485,686	2.1	23.5
Securities	231,425	217,482	213,518	196,081	156,755	157,309	146,619	147,724	6.4	47.6
Loan Operations (1)	319,802	306,120	295,197	272,485	259,722	249,828	238,830	227,777	4.5	23.1
- Individuals	102,915	100,200	98,243	93,038	89,780	86,146	82,210	75,663	2.7	14.6
- Corporate	216,887	205,920	196,954	179,447	169,942	163,683	156,620	152,113	5.3	27.6
Allowance for Loan Losses (ALL)	(17,365)	(16,740)	(16,290)	(16,019)	(15,782)	(15,836)	(16,313)	(14,953)	3.7	10.0
Total Deposits	213,561	203,822	193,201	186,194	178,453	170,722	171,073	167,987	4.8	19.7
Technical Provisions	93,938	89,980	87,177	82,363	79,308	77,685	75,572	71,400	4.4	18.4
Shareholders' Equity	52,843	51,297	48,043	46,114	44,295	43,087	41,754	38,877	3.0	19.3
Assets Under Management	933,960	919,007	872,514	838,455	767,962	739,894	702,065	674,788	1.6	21.6
Performance Indicators (%) on Adjusted Net Income (except when stated otherwise)
Adjusted Net Income per Share - R$ (2)	2.82	2.72	2.61	2.38	2.19	2.07	2.02	2.04	3.7	28.8
Book Value per Share (Common and Preferred) - R$	13.82	13.42	12.77	12.26	11.77	11.45	11.10	10.49	3.0	17.5
Annualized Return on Average Shareholders' Equity (3) (4)	23.2	24.2	22.2	22.5	22.8	22.2	20.3	21.5	(1.0) p.p	0.4 p.p
Annualized Return on Average Assets (4)	1.7	1.7	1.7	1.7	1.7	1.7	1.6	1.6	-	-
Average Rate - (Adjusted Financial Margin / Total Average Assets - Purchase and Sale Commitments - Permanent Assets) Annualized	7.8	8.2	8.3	7.9	8.2	8.1	8.1	8.3	(0.4) p.p	(0.4) p.p
Fixed Assets Ratio - Total Consolidated	17.3	17.4	18.1	16.7	20.9	19.8	18.6	15.4	(0.1) p.p	(3.6) p.p
Combined Ratio - Insurance (5)	85.8	86.1	85.1	85.3	84.7	85.2	85.3	88.9	(0.3) p.p	1.1 p.p
Efficiency Ratio (ER) (2)	42.7	42.7	42.7	42.5	42.0	41.2	40.5	40.9	-	0.7 p.p
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses)(2)	63.5	63.6	64.2	65.1	64.9	66.0	66.5	66.4	(0.1) p.p	(1.4) p.p
Market Capitalization - R$ million (6)	111,770	117,027	109,759	114,510	87,887	100,885	103,192	98,751	(4.5)	27.2
Loan Portfolio Quality % (7)
ALL / Loan Portfolio	6.9	7.0	7.1	7.4	7.6	8.0	8.5	8.3	(0.1) p.p	(0.7) p.p
Non-Performing Loans (>60 days (8) / Loan Portfolio)	4.5	4.4	4.3	4.6	4.9	5.3	5.7	5.9	0.1 p.p	(0.4) p.p
Delinquency Ratio (> 90 days (8) / Loan Portfolio)	3.7	3.6	3.6	3.8	4.0	4.4	4.9	5.0	0.1 p.p	(0.3) p.p
Coverage Ratio (> 90 days (8))	189.3	193.6	197.6	191.8	188.5	180.8	174.6	166.5	(4.3) p.p	0.8 p.p
Coverage Ratio (> 60 days (8))	154.0	159.1	163.3	162.0	155.8	151.3	148.6	139.4	(5.1) p.p	(1.8) p.p
Operating Limits %
Capital Adequacy Ratio - Total Consolidated	14.7	15.0	14.7	15.7	15.9	16.8	17.8	17.7	(0.3) p.p	(1.2) p.p
- Tier I	12.9	13.4	13.1	13.5	13.9	14.3	14.8	14.3	(0.5) p.p	(1.0) p.p
- Tier II	1.8	1.7	1.7	2.3	2.1	2.6	3.1	3.5	0.1 p.p	(0.3) p.p
- Deductions	-	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	-	-

6	Report on Economic and Financial Analysis – June 2011

Press Release

Main Information

	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Variation %
									Jun11 x Mar11	Jun11 x Jun10
Structural Information - Units
Service Points	59,473	57,185	54,884	52,015	49,154	46,570	44,577	42,563	4.0	21.0
- Branches	3,676	3,651	3,628	3,498	3,476	3,455	3,454	3,419	0.7	5.8
- PAAs (9)	1,659	1,660	1,660	1,643	1,592	1,451	1,371	1,338	(0.1)	4.2
- PABs (9)	1,313	1,308	1,263	1,233	1,215	1,200	1,190	1,194	0.4	8.1
- PAEs (9)	1,587	1,588	1,557	1,559	1,565	1,564	1,551	1,539	(0.1)	1.4
- Outplaced Bradesco ATM Network Terminals (10)	3,962	3,921	3,891	4,104	3,827	3,664	3,577	3,569	1.0	3.5
- ATM Terminals in the Shared Network (10) (11)	10,856	10,326	9,765	8,113	7,358	6,912	6,486	5,980	5.1	47.5
- Banco Postal (Postal Bank)	6,227	6,218	6,203	6,194	6,177	6,110	6,067	6,038	0.1	0.8
- Bradesco Expresso (Correspondent Banks)	29,263	27,649	26,104	24,887	23,190	21,501	20,200	18,722	5.8	26.2
- Bradesco Promotora de Vendas	919	853	801	773	743	702	670	753	7.7	23.7
- Branches / Subsidiaries Abroad	11	11	12	11	11	11	11	11	-	-
ATMs	45,103	44,263	43,072	41,007	39,766	38,772	37,957	37,178	1.9	13.4
- Own Network	32,714	32,514	32,015	31,759	31,387	30,909	30,657	30,414	0.6	4.2
- Shared Network (11)	12,389	11,749	11,057	9,248	8,379	7,863	7,300	6,764	5.4	47.9
Debit and Credit Card (12) - million	150.4	147.5	145.2	140.7	137.8	135.6	132.9	88.4	2.0	9.1
Employees (13)	98,317	96,749	95,248	92,003	89,204	88,080	87,674	85,027	1.6	10.2
Outsourced employees and Interns	10,563	10,321	9,999	9,796	8,913	9,605	9,589	9,606	2.3	18.5
Employees of Foundations (14)	3,796	3,788	3,693	3,756	3,734	3,713	3,654	3,696	0.2	1.7
Customers - millions
Checking Accounts	24.0	23.5	23.1	22.5	21.9	21.2	20.9	20.7	2.1	9.6
Saving Accounts (15)	39.7	39.4	41.1	38.5	37.1	36.2	37.7	35.1	0.8	7.0
Insurance Group	38.0	37.0	36.2	34.6	33.9	33.8	30.8	30.3	2.7	12.1
- Policyholders	33.0	32.1	31.5	30.0	29.3	29.2	26.3	25.8	2.8	12.6
- Pension Plan Participants	2.1	2.1	2.0	2.0	2.0	2.0	2.0	2.0	-	5.0
- Savings Bond Customers	2.9	2.8	2.7	2.6	2.6	2.6	2.5	2.5	3.6	11.5
Bradesco Financiamentos	2.9	2.9	3.3	3.4	3.5	3.8	4.0	4.1	-	(17.1)

(1)   Expanded Loan Portfolio: Includes sureties and guarantees, letters of credit, advances of credit card receivables, loan assignment (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignment and operations with Credit Risk – Commercial Portfolio were also included, covering debentures and promissory notes;
(2)   In the last 12 months;
(3)   Excludes mark-to-market effect of available-for-sale securities recorded under Shareholders’ Equity;
(4)   Adjusted net income in the period;
(5)   Excluding additional provisions;
(6)   Number of shares (less treasury shares) multiplied by the closing price of the common and preferred shares on the period’s last trading day;
(7)   Concept defined by Bacen;
(8)   Credits overdue;
(9)   PAB: Branch located on the premises of a company and with Bradesco employees; PAE: ATM located on the premises of a company;  PAA: service point located in a municipality without a Bank branch;
(10) Including overlapping ATMs within the Bank’s own and shared network: in June 2011 – 2,045; March 2011 – 2,024; December 2010 – 1,999, September 2010 – 1,670, June 2010 - 1,547, March 2010 – 1,490, December 2009 – 1,455 and September 2009 – 1,452;
(11) Shared ATM network: Banco24Horas ATMs + ATM terminals shared among Bradesco, Banco do Brasil and Banco Santander, since November 2010;
(12) Includes pre-paid,  Private Label, Banco Ibi as of December 2009 and Ibi México as of December 2010;
(13) It started including Ibi Promotora employees as of December 2009;
(14) Fundação Bradesco, Digestive System and Nutritional Disorder Foundation (Fimaden) and Bradesco Sports and Recreation Center (ADC Bradesco); and
(15)Number of accounts.

Bradesco	7

Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale								Domestic Scale
Individual (1)	Support	Domestic Currency		Foreign Currency				Domestic
B/C	3	Long-Term	Short-Term	Long-Term		Short-Term		Long-Term	Short-Term
		A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody´s Investors Service								R&I Inc.
Financial Strength	International Scale					Domestic Scale		International Scale
B -	Foreign Currency Debt	Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
	Long-Term	Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	BBB -
	Baa1	A1	P - 1	Baa2	P-2	Aaa.br	BR - 1

*
Standard & Poor's						Austin Rating
International Scale - Counterparty Rating				Domestic Scale		Corporate Governance	Domestic Scale
Foreign Currency		Domestic Currency		Counterparty Rating			Long-Term	Short-Term
Long-Term	Short-Term	Long-Term	Short-Term	Long-Term	Short-Term	AA	AAA	A -1
BBB	A - 3	BBB	A - 3	brAAA	brA - 1

(1) On July 20, 2011, Fitch Ratings introduced to the market the Viability rating for financial institutions around the globe, which reflects the same primary risks evaluated in the former Individual Rating. Fitch emphasizes that this is not a fundamental change in its approach to bank ratings or a change in opinion on the creditworthiness of the entities covered. For Bradesco, the Individual Rating ‘B/C’ was changed to Viability Rating ‘a-’. To facilitate the transition, Fitch Ratings will maintain both ratings up to December 31, 2011.

Net Income vs. Adjusted Net Income

The main non-recurring events that impacted book net income in the periods below are presented in the following comparative chart:

				R$ million
	1H11	1H10	2Q11	1Q11
Book Net Income	5,487	4,508	2,785	2,702

Non-Recurring Events	76	94	40	36
- Records of Tax Credits	-	(242)	-	-
- Provision for Tax Contingencies	-	397	-	-
- Provision for Civil Contingencies - Economic Plans	123	111	69	54
- Tax Effects	(47)	(172)	(29)	(18)
0
Adjusted Net Income	5,563	4,602	2,825	2,738

ROAE % (1)	22.9	22.3	23.3	23.8

ROAE (ADJUSTED) % (1)	23.2	22.8	23.6	24.2

(1) Annualized

8	Report on Economic and Financial Analysis – June 2011

Press Release

Summarized Analysis of Adjusted Income

To provide better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Statement of Income for the analyses and comments contained in this Report on Economic and Financial Analysis, which is obtained from adjustments made to the Book Statement of Income, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown in the previous page. Note that the Adjusted Statement of Income is the basis adopted for the analyses and comments made in chapters 1 and 2 of this report.
								R$ million
	Adjusted Statement of Income
	1H11	1H10	Variation		2Q11	1Q11	Variation
			1H11 x 1H10				2Q11 x 1Q11
			Amount	%			Amount	%
Financial Margin	18,833	15,736	3,097	19.7	9,471	9,362	109	1.2
- Interest	18,016	15,069	2,947	19.6	9,167	8,849	318	3.6
- Non-Interest	817	667	150	22.5	304	513	(209)	(40.7)
ALL	(4,797)	(4,349)	(448)	10.3	(2,437)	(2,360)	(77)	3.3
Gross Income from Financial Intermediation	14,036	11,387	2,649	23.3	7,034	7,002	32	0.5
Income from Insurance, Private Pension Plan and Savings Bond Operations (1)	1,573	1,369	204	14.9	788	785	3	0.4
Fee and Commission Income	7,261	6,377	884	13.9	3,751	3,510	241	6.9
Personnel Expenses	(5,041)	(4,358)	(683)	15.7	(2,605)	(2,436)	(169)	6.9
Other Administrative Expenses	(6,319)	(5,385)	(934)	17.3	(3,179)	(3,140)	(39)	1.2
Tax Expenses	(1,793)	(1,483)	(310)	20.9	(913)	(880)	(33)	3.8
Equity in the Earnings (Losses) of Unconsolidated Companies	50	48	2	4.2	16	34	(18)	(52.9)
Other Operating Income/Expenses	(1,686)	(1,138)	(548)	48.2	(764)	(922)	158	(17.1)
Operating Income	8,081	6,817	1,264	18.5	4,128	3,953	175	4.4
Non-Operating Income	(11)	(8)	(3)	37.5	(7)	(4)	(3)	75.0
Income Tax / Social Contribution	(2,409)	(2,171)	(238)	11.0	(1,271)	(1,138)	(133)	11.7
Minority Interest	(98)	(36)	(62)	172.2	(25)	(73)	48	(65.8)
Adjusted Net Income	5,563	4,602	961	20.9	2,825	2,738	87	3.2

(1) Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	9

Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profitability

In the second quarter of 2011, Bradesco’s adjusted net income stood at R$2,825 million, an increase of 3.2% or R$87 million from the previous quarter, which was primarily impacted by: (i) an increase in fee and commission income; and (ii) lower operating expenses (net of other operating income), partially offset by: (iii) increased personnel and administrative expenses; (iv) increase in allowance for loan losses; and (v) increase in income tax and social contribution expenses.

In the first half of 2011 versus the same period of the previous year, adjusted net income increased by R$961 million, or 20.9%. The main reasons for this result are described in this chapter, among which Bradesco’s organic growth stands out.

Shareholders’ Equity for June 2011 stood at R$52,843 million, up by 19.3% on the balance of June 2010. The Capital Adequacy Ratio stood at 14.7%, of which 12.9% was under Tier I Reference Shareholders’ Equity.

Total Assets stood at R$689,307 million in June 2011, up 23.5% over June 2010, driven by the expansion of business volume. Return on Average Assets (ROAA) remained stable, hovering near 1.7%.

10	Report on Economic and Financial Analysis – June 2011

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Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

Concerning ER – in the last 12 months(1), and quarterly ER, both indicators have remained stable in the comparison between the second quarter of 2011 and previous quarter, recording 42.7% and 42.0% respectively, even considering Bradesco’s significant organic growth in the period.

It is worth mentioning that the ER calculated on an “adjusted-to-risk” basis to reflect the impact of risk in loan operations(2) also remained stable compared to the previous quarter, while posting a decrease of 2.4 p.p. in the last 12 months.

(1) Efficiency Ratio (ER) = (Personnel Expenses – Employee Profit Sharing (PLR) + Administrative Expenses) / (Financial Margin + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between: (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation) and (ii) revenue net of related taxes (not considering Claims Expenses from the Insurance Group), our Efficiency Ratio in the second quarter of 2011 would be 46.2%; and
(2) Including ALL expenses, adjusted for granted discounts, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Financial Margin

The R$109 million increase between the second quarter of 2011 and the first quarter of 2011 was due to:

•         the increase in income from interest-earning operations by R$318 million, mainly the result of:  (i) higher income from “Loan” margin; (ii) higher income from “Funding” margin; and partially impacted by (ii) lower income from “Insurance” margin;

offset by:

•       lower income from non-interest margin, in the amount of R$209 million, considering lower treasury/securities gains.

The financial margin posted a R$3,097 million improvement between the first half of 2011 and the same period in 2010, which corresponds to a 19.7% growth, mainly driven by:

•       growth in income from interest-earning operations of R$2,947 million, mainly due to (i) higher income from “Loan” margin, resulting from increase in business volumes; (ii) higher income from “Funding” margin; and (iii) higher income from “Insurance” margin; and

•       greater income from the non-interest margin, in the amount of R$150 million, due to higher treasury/securities gains.

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Summarized Analysis of Adjusted Income

Interest Financial Margin – Annualized Average Rates

						R$ million
	1H11			1H10
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	12,728	245,018	10.7%	11,387	198,728	11.8%
Funding	2,141	285,939	1.5%	1,267	225,619	1.1%
Insurance	1,818	90,700	4.0%	1,341	77,678	3.5%
Securities/Other	1,329	216,454	1.2%	1,074	187,947	1.1%
0
Financial Margin	18,016	-	7.6%	15,069	-	7.7%
0
	2Q11			1Q11
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	6,548	250,771	10.9%	6,180	239,266	10.7%
Funding	1,132	295,721	1.5%	1,009	276,157	1.5%
Insurance	819	92,582	3.6%	999	88,818	4.6%
Securities/Other	668	226,903	1.2%	661	206,006	1.3%
0
Financial Margin	9,167	-	7.6%	8,849	-	7.8%

Despite the growth of the average "Loan" margin rate, the annualized interest financial margin rate stood at 7.6% in the second quarter of 2011, down by 0.2 p.p. quarter-on-quarter. This performance was mainly due to: (i) the change in asset mix, of which the 10.1% growth in the average balance of the “Securities/Other” portfolio stands out; and (ii) the decrease in the average rate of “Insurance” margin, which was impacted by: (a) the lower return on assets indexed to IPCA and IGP-M; and (b) the performance of multimarket funds that were affected by the 9.0% Ibovespa depreciation in the quarter.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2011, Bradesco’s loan operations totaled R$319.8 billion. The 4.5% increase in the quarter was due to the growth of: (i) 5.8% in Corporate; (ii) 4.7% in SMEs; and (iii) 2.7% in Individuals.

Over the last twelve months, the portfolio expanded by 23.1% due to: (i) 28.1% growth in Corporate; (ii) 26.9% in SMEs; and (iii) 14.6% in Individuals.

In the Individuals segment, the products that posted the strongest growth in the last twelve months were: (i) real estate financing; (ii) the payroll-deductible loan; (iii) rural loan; and (iv) BNDES/Finame onlending. In the Corporate segment, growth was led by: (i) operations bearing credit risk – commercial portfolio, including debentures and promissory notes; (ii) BNDES/Finame onlending operations; (iii) real estate financing – corporate plan; and (iv) sureties and guarantees.

(1)  Considering sureties, guarantees, letters of credit, and advances of credit card receivables, debentures, and promissory notes, assignment of receivables-backed investment funds and mortgage-backed receivables and rural loan.

For more information, see page 38 of Chapter 2 of this Report.

Allowance for Loan Losses (ALL)

In the second quarter of 2011, expenses with the allowance for loan losses stood at R$2,437 million, up 3.3% compared to previous quarter. This increase was mainly the result of the 4.6% growth in loan operations – Bacen concept.

In the first half of 2011 compared to the same period of 2010, ALL expenses posted a 10.3% increase, causing an expansion of generic provisions, partially offset by higher income from loan recovery of 7.4% in the period, totaling R$1,318 million. Loan operations – Bacen concept grew by 20.3% in the same period, demonstrating growth accompanied by quality in Bradesco’s loan portfolio.

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Summarized Analysis of Adjusted Income

Delinquency Ratio > 90 days

Delinquency ratio over 90 days posted a slight increase of 0.1 p.p. in the quarter, basically due to the 0.2 p.p. seasonal increase in the Individuals segment indicator.

Coverage Ratios

The graph below presents the evolution of the coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2011 these ratios reached 154.0% and 189.3%, respectively.

The balance of Allowance for Loan Losses (ALL) of R$17.4 billion, in June 2011, was made up of: (i) R$14.4 billion in Brazilian Central Bank requirements; and (ii) R$3.0 billion in additional provisions.

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Summarized Analysis of Adjusted Income

Results of Insurance, Private Pension Plans and Savings Bonds Operations

Net Income in the second quarter of 2011 came to R$800 million (R$761 million in the first quarter of 2011), posting a 29.4% Return on Average Shareholders’ Equity.	In the first half of 2011, Net Income totaled R$1.561 billion, up 11.2% compared to the Net Income of same period last year (R$1.404 billion), posting a 27.7% return on Shareholders’ Equity.

(1)    Excludes additional provisions.

	R$ million (unless otherwise indicated)
	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	Variation %
									2Q11 x 1Q11	2Q11 x 2Q10
Net Income	800	761	779	721	701	703	602	607	5.1	14.1
Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (1)	9,661	7,850	9,022	7,697	7,163	7,196	8,040	6,685	23.1	34.9
Technical Provisions	93,938	89,980	87,177	82,363	79,308	77,685	75,572	71,400	4.4	18.4
Financial Assets	103,847	99,594	96,548	92,599	88,515	86,928	83,733	79,875	4.3	17.3
Claims Ratio	72.2	72.0	71.1	72.4	71.8	73.3	74.3	77.2	0.2 p.p	0.4 p.p
Combined Ratio	85.8	86.1	85.1	85.3	84.7	85.2	85.3	88.9	(0.3) p.p	1.1 p.p
Policyholders / Participants and Customers (in thousands)	37,972	37,012	36,233	34,632	33,908	33,768	30,822	30,339	2.6	12.0
Market Share of Premiums from Insurance, Private Pension Plan Contributions and Income from Savings Bonds (2)	24.6	23.2	24.7	24.7	24.8	25.2	24.4	23.5	1.4 p.p	(0.2) p.p

Note: For comparison purposes, we have excluded the build in Technical Provisions for benefits to be granted – Remission (Health) from the calculation of ratios for the first quarter of 2010, and the effects of RN 206/09 and its effects on health revenues from the calculation of combined ratios.
(1) Excludes the effects of RN 206/09 (ANS), which as of January 2010 extinguished the PPNG (SES), with income from premiums accounted pro-rata temporis. Note that this accounting change did not affect Earned Premiums; and

(2) 2Q11 considers the latest data made available by Susep (May 2011).

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Summarized Analysis of Adjusted Income

In the second quarter of 2011, revenues grew by 23.1% compared to previous quarter, driven by the performance of Life and Pension Plan products that had a 35.3% growth.

In the first half of 2011, production grew by 22.0% compared to the same period of the previous year. Such increase is due to the performance of Life and Pension Plan, Health and Savings Bond products, which increased 25.7%, 23.5% and 25.0%, respectively.

Net Income for the second quarter of 2011, compared to the previous quarter, had an increase of 5.1%, due to the following factors: (i) 23.1% growth in revenue; (ii) stability of claim ratios in comparison with the previous quarter; and (iii) improvement in administrative efficiency ratio.

Net income for the first half of 2011 was 11.2% higher than the figure posted in the same period of last year, due to: (i) the 22.0% growth in revenues; (ii) the 0.4 p.p. decrease in the claims ratio; (iii) increased financial result and equity in the earnings (losses) of subsidiaries; and partially offset by: (iv) an increase in personnel expenses, impacted by the collective bargaining agreement in January 2011.

In terms of solvency, Grupo Bradesco de Seguros e Previdência complies with the Susep rules effective as of January 1, 2008, and international standards (Solvency II). The financial leverage ratio stood at 2.8 times Shareholders’ Equity.

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2011, fee and commission income totaled R$3,751 million, up 6.9% or R$241 million from the previous quarter. This increase is mainly due to: (i) larger credit card revenue; (ii) larger gains from underwriting and financial advisory services; (iii) increased volume of loan operations; (iv) net increase in new checking accounts; and (v) larger collection revenue.

This half-year compared to the first half of 2010, the 13.9% increase in fee and commission income was mainly due to: (i) the performance of the credit card segment, due to the growth in card base and revenues, in addition to the increase in interest held in Visavale and Cielo; (ii) the increase in income from checking accounts, which was driven by growth in business volume and a increase in checking account customer base, which posted net growth of 2.1 million accounts in the period; (iii) greater income from loan operations, mainly due to the increase in sureties and guarantees and the higher volume of contracted operations; and (iv) growth in revenue from fund management; and (v) larger revenue from charging and collections.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2011, the R$169 million increase from the previous quarter was composed of changes in the following portions:

•       “structural” – R$105 million increase, mainly due to: (i) lower concentration of vacation periods in the second quarter 2011 and (ii) higher expenses with salaries and compulsory social charges due to the organic growth in the period, with an increase in the number of service points and the consequent hiring of a net total of 1,568 employees; and

•       “non-structural” – decrease of R$64 million, chiefly related to the higher expenses with: (i) provision for labor lawsuits; and partially offset by: (ii) lower expenses with employee and management profit sharing (PLR).

This half-year growth of R$683 million compared to the first half of 2010 is mainly due to:

•         R$531 million in the “structural” portion from: (i) an increase in expenses related to salaries, compulsory social charges and benefits, due to higher salary levels; (ii) and the net increase of 9,113 employees; and

•       the R$152 million increase in the “non-structural” portion, basically resulting from higher expenses with: (i) recording of provisions for labor lawsuits; (ii) management and employee profit sharing (PLR); and (iii) costs with termination of contracts.

Obs.: Structural Expenses = Salaries + Compulsory Social Charges + Benefits + Private Pension Plans.

          Non-Structural Expenses = Employee Profit Sharing (PLR) + Training + Labor Provision + costs with termination of contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

In the second quarter of 2011, administrative expenses posted a variation of 1.2% from the previous quarter mainly due to higher expenses with: (i) outsourced services, mainly related to non-litigious charging and legal consulting services; (ii) assets maintenance and upkeeping; and (iii) communication.

The 17.3% increase in the first half of 2011 on the same period in 2010 is the result of greater expenses with: (i) outsourced services, related to: (a) partial outsourcing of credit card processing (Fidelity); and (b) variable expenses related to revenue (e.g. non-bank correspondents); (ii) advertising and marketing; (iii) increase in business and service volume; (iv) agreement amendments and (v) the expansion of the Customer Service Network by 10,319 new units:

200 branches, 187 PAB/PAE/PAA, 6,073 Bradesco Expresso branches and 3,859 other service points, amounting to 59,473 on June 30, 2011.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$764 million in the second quarter of 2011, down R$158 million over previous quarter, basically a result of reversal of a provision recorded in the first quarter of 2011 to cover fluctuations arising from the revaluation of IBNR provisions and benefits to be granted – remission of Health Insurance segment.

Compared to the same period last year, the increase in other operating expenses net of other operating income in the first half of 2011, in the amount of R$548 million, is mainly the result of higher expenses with the recording of operating provisions, especially those for civil contingencies.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Growth in income tax and social contribution expenses, both quarter-on-quarter and year-on-year comparison, is the result of (i) an increase in taxable income in the second quarter of 2011 and in the first half of 2011; and (ii) the use of tax credit in the first quarter of 2011, as a result of the increase in the social contribution rate from 9% to 15%.

Unrealized Gains

Unrealized gains totaled R$9,377 million in the second quarter of 2011, a R$213 million decrease from the previous quarter. This was mainly due to: (i) the relative depreciation of mark-to-market of held-to-maturity securities impacted by: (a) the drop recorded in the stock market (Ibovespa -9.0%); and (b) the increase in interest rates of securities indexed to the IGP-M and IPCA, impacting their market prices, partially offset by: (ii) the increase of unrealized gains of loan and leasing operations; and (iii) the appreciation of investments, especially those in Cielo, the stocks of which appreciated by 12.7% in the quarter.

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Economic Scenario

In the second quarter of the year, analysts' expectations for various international indicators of economic activity were frustrated. Several factors vie to explain the deceleration in world economic growth in recent months: (i) the moderation of household consumption in developed countries, due to the reduction in available income (reflecting the sharp rise in oil prices since the start of the year); (ii) the build in industrial inventories in many countries; (iii) the effects of the contractionist policies in emerging countries; and (iv) the local and global impacts caused by the natural disasters that hit Japan in the first half of March. Some of these factors are of a temporary nature, but structural issues remain on the radar screen, especially the depressed labor market and the deleveraging of households and governments in the G-3 (United States, Europe and Japan).

Since May, concerns with fiscal problems in countries on Europe's periphery have intensified, leading to higher volatility in financial markets. Despite the higher risks to global economic growth, the scenario continues to be characterized by increased liquidity and higher commodity prices. This situation should not change significantly in the coming months, which should favor Brazil.

On the domestic front, the mismatch between supply and demand, the deterioration in the inflation expectations of market agents, the high level of indexation in the economy and strong foreign-currency inflows continue to create important challenges for managing macroeconomic policy. The response to inflationary pressures has led conventional monetary tightening measures to be combined with other measures of a macroprudential nature and deceleration in government spending. This increased coordination of Brazil's economic policy should contribute to the convergence to the inflation to a level close to the targets over the course of 2012. During this convergence phase, economic growth in 2011 should be more moderate (at around 4.0%) than in 2010, when GDP grew by 7.5%.

Despite the country’s indisputable vocation as an exporter, the main driver of economic growth has been, and will continue to be, domestic demand. Investment has been influenced by the high level of business confidence – as shown by the high number of investments announced – and by the opportunities associated with the sporting events that Brazil will host in 2014 and 2016 and with the pre-salt deposits. Household consumption continues to grow at a robust pace, supported by the buoyant local job market. With no signs of any overcommitment of income by borrowers and with the social mobility process continuing to advance, the outlook for Brazil's banking system remains favorable, led by the real estate market, which under current economic fundamentals has room to grow on a sustainable path.

The world's view of Brazil remains positive, which has been widely recognized by international risk-rating agencies and by the interest of global companies, which have increased their foreign direct investment in the country. The favorable long-term outlook for the domestic market and the current international scenario have kept the Brazilian real strong in relation to the U.S. dollar. The deterioration in dollar terms of the current account deficit should not lead to a reversal in this trend of a stronger local currency, since this deficit should be financed primarily by investments in production and remain relatively stable as a proportion of GDP.

Bradesco maintains its positive long-term outlook for Brazil. At the same time, the Organization maintains its belief that Brazil could reach a higher pace of potential growth in a shorter period of time if higher investments were made in the areas of education and in economic reforms that increase the efficiency of domestic production. Actions on these fronts would contribute fundamentally to creating better conditions for enabling the private sector to face global competition and continue to grow and create jobs.

22	Report on Economic and Financial Analysis – June 2011

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Main Economic Indicators

Main Indicators (%)	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	1H11	1H10

Interbank Deposit Certificate (CDI)	2.80	2.64	2.56	2.61	2.22	2.02	2.12	2.18	5.52	4.28
Ibovespa	(9.01)	(1.04)	(0.18)	13.94	(13.41)	2.60	11.49	19.53	(9.96)	(11.16)
USD – Commercial Rate	(4.15)	(2.25)	(1.65)	(5.96)	1.15	2.29	(2.08)	(8.89)	(6.31)	3.46
General Price Index - Market (IGP-M)	0.70	2.43	3.18	2.09	2.84	2.78	(0.11)	(0.37)	3.15	5.69
CPI (IPCA – IBGE)	1.40	2.44	2.23	0.50	1.00	2.06	1.06	0.63	3.87	3.09
Federal Government Long-Term Interest Rate (TJLP)	1.48	1.48	1.48	1.48	1.48	1.48	1.48	1.48	2.98	2.98
Reference Interest Rate (TR)	0.31	0.25	0.22	0.28	0.11	0.08	0.05	0.12	0.55	0.19
Savings Accounts	1.82	1.76	1.73	1.79	1.62	1.59	1.56	1.63	3.61	3.23
Business Days (number)	62	62	63	65	62	61	63	65	124	123
Indicators (Closing Rate)	Jun11	Mar11	Dec10	Sept10	Jun10	Mar10	Dec09	Sept09	Jun11	Jun10
USD – Commercial Selling Rate – (R$)	1.5611	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	1.7781	1.5611	1.8015
Euro – (R$)	2.2667	2.3129	2.2280	2.3104	2.2043	2.4076	2.5073	2.6011	2.2667	2.2043
Country Risk (points)	148	173	189	206	248	185	192	234	148	248
Basic Selic Rate Copom (% p.a.)	12.25	11.75	10.75	10.75	10.25	8.75	8.75	8.75	12.25	10.25
BM&F Fixed Rate (% p.a.)	12.65	12.28	12.03	11.28	11.86	10.85	10.46	9.65	12.65	11.86

Projections through 2013

%	2011	2012	2013
USD - Commercial Rate (year-end) - R$	1.55	1.60	1.64
Extended Consumer Price Index (IPCA)	6.10	4.50	4.50
General Price Index - Market (IGP-M)	5.70	4.00	4.50
Selic (year-end)	12.75	11.50	10.50
Gross Domestic Product (GDP)	3.80	4.00	4.80

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Guidance

Bradesco's Outlook for 2011

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and on information available to the market to date.

Loan Portfolio	15 to 19%
Individuals	13 to 17%
Corporate	16 to 20%
SMEs	20 to 24%
Corporate	11 to 15%
Products
Vehicles	10 to 14%
Cards (1)	9 to 13%
Real Estate Financing (origination)	R$14.0 bi
Payroll Deductible Loans	30 to 34%
Financial Margin (2)	18 to 22%
Fee and Commission Income	9 to 13%
Operating Expenses (3)	11 to 15%
Insurance Premiums	15 to 18%
(1)   Does not include the “BNDES Cards” and “Receivables in Advance” portfolios;
(2)   Under current criterion, Guidance for Financial Margin; and
(3)   Administrative and Personnel Expenses.

24	Report on Economic and Financial Analysis – June 2011

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Statement of Income vs. Managerial Income vs. Adjusted Income

Analytical Breakdown of Statement of Income vs. Managerial Income vs. Adjusted Income

Second quarter of 2011

												R$ million
	2Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,575	(112)	11	(38)	(428)	-	-	-	(537)	9,471	-	9,471
ALL	(2,685)	-	-	-	315	(67)	-	-	-	(2,437)	-	(2,437)
Gross Income from Financial Intermediation	7,890	(112)	11	(38)	(113)	(67)	-	-	(537)	7,034	-	7,034
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	788	-	-	-	-	-	-	-	-	788	-	788
Fee and Commission Income	3,624	-	-	-	-	-	127	-	-	3,751	-	3,751
Personnel Expenses	(2,605)	-	-	-	-	-	-	-	-	(2,605)	-	(2,605)
Other Administrative Expenses	(3,093)	-	-	-	-	-	-	(86)	-	(3,179)	-	(3,179)
Tax Expenses	(1,028)	-	-	-	57	-	-	-	58	(913)	-	(913)
Equity in the Earnings (Losses) of Unconsolidated Companies	16	-	-	-	-	-	-	-	-	16	-	16
Other Operating Income/Expenses	(987)	112	(11)	38	56	-	(127)	86	-	(833)	69	(764)
Operating Income	4,605	-	-	-	-	(67)	-	-	(479)	4,059	69	4,128
Non-Operating Income	(74)	-	-	-	-	67	-	-	-	(7)	-	(7)
Income Tax / Social Contribution and Minority Interest	(1,746)	-	-	-	-	-	-	-	479	(1,267)	(29)	(1,296)
Net Income	2,785	-	-	-	-	-	-	-	-	2,785	40	2,825
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”; Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

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Statement of Income vs. Managerial Income vs. Adjusted Income

First quarter of 2011

												R$ million
	1Q11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	10,131	(91)	33	(102)	(408)	-	-	-	(201)	9,362	-	9,362
ALL	(2,534)	-	-	-	225	(51)	-	-	-	(2,360)	-	(2,360)
Gross Income from Financial Intermediation	7,597	(91)	33	(102)	(183)	(51)	-	-	(201)	7,002	-	7,002
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	785	-	-	-	-	-	-	-	-	785	-	785
Fee and Commission Income	3,419	-	-	-	-	-	91	-	-	3,510	-	3,510
Personnel Expenses	(2,436)	-	-	-	-	-	-	-	-	(2,436)	-	(2,436)
Other Administrative Expenses	(3,037)	-	-	-	-	-	-	(103)	-	(3,140)	-	(3,140)
Tax Expenses	(895)	-	-	-	(7)	-	-	-	22	(880)	-	(880)
Equity in the Earnings (Losses) of Unconsolidated Companies	34	-	-	-	-	-	-	-	-	34	-	34
Other Operating Income/Expenses	(1,338)	91	(33)	102	190	-	(91)	103	-	(976)	54	(922)
Operating Income	4,129	-	-	-	-	(51)	-	-	(179)	3,899	54	3,953
Non-Operating Income	(55)	-	-	-	-	51	-	-	-	(4)	-	(4)
Income Tax / Social Contribution and Minority Interest	(1,372)	-	-	-	-	-	-	-	179	(1,193)	(18)	(1,211)
Net Income	2,702	-	-	-	-	-	-	-	-	2,702	36	2,738
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

26	Report on Economic and Financial Analysis – June 2011

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First half of 2011

												R$ million
	1H11
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	20,706	(203)	44	(140)	(836)	-	-	-	(738)	18,833	-	18,833
ALL	(5,219)	-	-	-	540	(118)	-	-	-	(4,797)	-	(4,797)
Gross Income from Financial Intermediation	15,487	(203)	44	(140)	(296)	(118)	-	-	(738)	14,036	-	14,036
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	1,573	-	-	-	-	-	-	-	-	1,573	-	1,573
Fee and Commission Income	7,043	-	-	-	-	-	218	-	-	7,261	-	7,261
Personnel Expenses	(5,041)	-	-	-	-	-	-	-	-	(5,041)	-	(5,041)
Other Administrative Expenses	(6,130)	-	-	-	-	-	-	(189)	-	(6,319)	-	(6,319)
Tax Expenses	(1,923)	-	-	-	50	-	-	-	80	(1,793)	-	(1,793)
Equity in the Earnings (Losses) of Unconsolidated Companies	50	-	-	-	-	-	-	-	-	50	-	50
Other Operating Income/Expenses	(2,325)	203	(44)	140	246	-	(218)	189	-	(1,809)	123	(1,686)
Operating Income	8,734	-	-	-	-	(118)	-	-	(658)	7,958	123	8,081
Non-Operating Income	(129)	-	-	-	-	118	-	-	-	(11)	-	(11)
Income Tax / Social Contribution and Minority Interest	(3,118)	-	-	-	-	-	-	-	658	(2,460)	(47)	(2,507)
Net Income	5,487	-	-	-	-	-	-	-	-	5,487	76	5,563
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds.

Bradesco	27

Press Release

Statement of Income vs. Managerial Income vs. Adjusted Income

First half of 2010

												R$ million
	1H10
	Statement of Income	Reclassifications							Fiscal Hedge (8)	Managerial Statement of Income	Non-Recurring Events (9)	Adjusted Statement of Income
		(1)	(2)	(3)	(4)	(5)	(6)	(7)
Financial Margin	16,529	(207)	76	(78)	(687)	-	-	-	103	15,736	-	15,736
ALL	(4,478)	-	-	-	338	(209)	-	-	-	(4,349)	-	(4,349)
Gross Income from Financial Intermediation	12,051	(207)	76	(78)	(349)	(209)	-	-	103	11,387	-	11,387
Income from Insurance, Private Pension Plan and Savings Bond Operations (10)	1,369	-	-	-	-	-	-	-	-	1,369	-	1,369
Fee and Commission Income	6,273	-	-	-	-	-	104	-	-	6,377	-	6,377
Personnel Expenses	(4,358)	-	-	-	-	-	-	-	-	(4,358)	-	(4,358)
Other Administrative Expenses	(5,226)	-	-	-	-	-	-	(159)	-	(5,385)	-	(5,385)
Tax Expenses	(1,457)	-	-	-	(15)	-	-	-	(11)	(1,483)	-	(1,483)
Equity in the Earnings (Losses) of Unconsolidated Companies	48	-	-	-	-	-	-	-	-	48	-	48
Other Operating Income/Expenses	(2,274)	207	(76)	78	364	-	(104)	159	-	(1,646)	508	(1,138)
Operating Income	6,426	-	-	-	-	(209)	-	-	92	6,309	508	6,817
Non-Operating Income	(217)	-	-	-	-	209	-	-	-	(8)	-	(8)
Income Tax / Social Contribution and Minority Interest	(1,701)	-	-	-	-	-	-	-	(92)	(1,793)	(414)	(2,207)
Net Income	4,508	-	-	-	-	-	-	-	-	4,508	94	4,602
(1)	Commission Expenses on the placement of loans and financing were reclassified from the item “Other Operating Expenses” to the item “Financial Margin”;
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Financial Margin”;
(4)	Revenue from Loan Recovery classified under the item “Financial Margin”; Expenses with Discounts Granted classified under the item “Other Operating Income/Expenses”, Expenses with Write-offs of Leasing Operations classified under the item “Financial Margin” were reclassified to the item “ALL Expenses - Allowance for Loan Losses” and reclassification of Tax Expenses, classified under Other Operating Expenses;
(5)	Losses from the Sale of Foreclosed Assets (BNDU) classified under the item “Non-Operating Income” were reclassified to the item “ALL Expenses - Allowance for Loan Losses”;
(6)	Income from Commissions and Credit Card Fees, Insurance Premium Commissions and Insurance Policy Fees classified under the item “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”;
(7)	Credit Card Operations Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(8)	The partial result of Derivatives used to hedge investments abroad, which simply cancels the tax effects (IR/CS and PIS/Cofins) of this hedge strategy in terms of Net Income;
(9)	For more information see page 08 of this chapter; and
(10)	Result of Insurance, Private Pension Plans and Savings Bond Operations = Insurance, Private Pension Plans and Savings Bond Retained Premiums - Variation in the Technical Provisions of Insurance, Private Pension Plans and Savings Bonds – Retained Claims – Drawings and Redemption of Savings Bonds – Selling Expenses with Insurance Plans, Private Pension Plans and Savings Bonds

28	Report on Economic and Financial Analysis – June 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 27, 2011

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.